Exhibit 99.1

Kuke Reports First Half of 2023 Unaudited Financial Results

NEW YORK, Dec. 27, 2023 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today announced its unaudited interim financial results for the six months ended June 30, 2023.

First Half of 2023 Financial Highlights

●	Total revenue was RMB62.1million (US$8.6 million), compared to RMB80.5 million in the same period of 2022.
●	Total gross profit was RMB42.0 million (US$5.8 million), compared to RMB29.1 million in the same period of 2022.
●	Net profit was RMB9.0 million (US$1.2 million), compared to net loss of RMB31.6 million in the same period of 2022.
●	Non-IFRS net profit [1] was RMB21.1 million (US$2.9 million), compared to a Non-IFRS net loss of RMB0.2 million in the same period of 2022.

First Half of 2023 Operational Highlight

●	During the first two quarters of 2023, the Company added an additional nearly 73,000 tracks of classical music to its content offering. The Company’s copyrighted classical music content now includes over 3.06 million music tracks as of June 30, 2023. This is comprised of more than 2.17 million tracks of classical music, more than 890 thousand tracks of jazz, world, folk and other genres of music, as well as over 2,900 video titles, more than 4200 spoken content albums and more than 5,750 volumes of sheet music. These contents span across more than 410 thousand musicians, more than 2 thousand musical instruments and more than 200 countries and regions.
●	In addition, the company has added more long-form videos including opera, live concert, ballet, documentary, master class, international competition, live streaming to further enrich its classical music library and capture the growth opportunities in the market.
●	Regarding the subscription business segment, our aggregated institutional subscribers increased to 863 as of the end of the second quarter of 2023 from 846 as of the end of 2022 across China.

Mr. He Yu, the Chief Executive Officer of Kuke, stated, “First and foremost, as the economic climate gradually improves, we are steadily overcoming past challenges. In response to these shifts, we have strategically restructured our business, moving from a reliance on physical asset-based operations such as childhood musical education to a greater focus on music copyright management. At the same time, we compressed the operating expenses. In the first six months of 2023, we achieved a total revenue of RMB62.1 million and a net profit of 9.0 million RMB.

Looking ahead, despite the challenges presented by the broader macroeconomic environment, we remain committed to enhancing our portfolio of music rights-related products and services. Simultaneously, we are implementing further cost-saving measures to achieve an even more efficient cost structure. These steps are crucial for our continuous growth and maintaining resilience in an ever-changing market environment.”

[1]	Non-IFRS profit/loss of the Company was calculated after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

First Half of 2023 Financial Results

Total Revenue

Total revenue decreased by 22.8% to RMB62.1million (US$8.6 million) from RMB 80.5 million in the same period of 2022.

●	Total licensing and subscription segment revenue increased by 7.5% to RMB41.3million (US$5.7 million) from RMB38.4 million in the same period of 2022. Specifically, licensing revenue increased by 11.2% to RMB33.5 million (US$4.6 million) from RMB30.1 million in the same period of 2022, due to renew a large contract. Subscription revenue decreased to RMB7.8 million (US$1.1 million) from RMB8.3 million in the same period of 2022, mainly due to the decrease in sales of hardware products.
●	Total smart music learning solutions segment revenue increased by 10.1% to RMB17.5 million (US$2.4 million) from RMB15.9 million in the same period of 2022. Specifically, smart music learning solutions sales revenue from public schools and commercial clients increased by 228.0% to RMB17.2 million (US$2.4 million) from RMB5.3 million in the same period of 2022, mainly due to the increased sales to commercial clients. Smart music learning solutions subscription revenue from kindergarten students decreased by 97.5% to RMB0.3 million (US$0.0 million) from RMB10.6 million in the same period of 2022, due to the strategic contraction of our private kindergarten business starting from 2022.
●	Total live music events segment revenue decreased to RMB3.3 million (US$0.5 million) from RMB25.7 million in the same period of 2022, due to the strategic contraction.

Gross Profit and Gross Margin

Gross profit in the first half of 2023 increased to RMB42.0 million (US$5.8 million) from RMB29.1 million in the same period of 2022, which was largely attributable to the decreased costs. Gross margin was 67.6%, compared to 36.1% in the same period of 2022.

●	The gross margin of classical music licensing and subscription segment was 70.7%, compared to 71.0% in the same period of 2022. Specifically, the gross margin of classical music licensing increased to 87.1% from 79.4% in the same period of 2022. The gross margin of classical music subscription decreased to 0.4% from 40.7% in the same period of 2022, due to the higher linear amortization costs of royalty payments.

●	The gross margin of smart music learning solutions segment was 73.1%, compared to (4.1) % in the same period of 2022. Specifically, the gross margin of smart music learning solution sales increased to 79.0% from 41.4% in the same period of 2022, due to higher-margin business representing a larger percentage of our revenue mix compared to the previous year. The gross margin of smart music learning solution subscriptions from private kindergarten students was (310.3) %, compared to (26.6) % in the same period of 2022 due to business strategy contraction revenues are falling faster than costs are falling.

Operating Expenses

Total operating expenses in the first half of 2023 decreased by 50.9% to RMB33.3 million (US$4.6 million) from RMB67.9 million in the same period of 2022.

●	Selling and distribution expenses in the first half of 2023 decreased by 2.9% to RMB13.9 million (US$2.0 million) from RMB14.0 million in the same period of 2022. The increase was mainly due to compressed related operating expenses.
●	Administrative expenses in the first half of 2023 decreased by 60.2% to RMB17.5 million (US$6.1 million) from RMB44.0 million in the same period of 2022, due to reduced management costs.
●	Impairment losses on financial assets in the second quarter of 2023 decreased by 79.6% to RMB1.8 million (US$0.2 million) from RMB8.8 million in the same period of 2022. This was mainly due to the collection of accounts receivable having improved.

Operating Profit

Operating profit in the first half of 2023 was RMB11.6 million (US$1.7 million), compared to operating loss of RMB32.2 million in the same period of 2022.

Net Profit for the Period

Net profit was RMB9.0 million (US$1.2 million), compared to net loss of RMB31.6million in the same period of 2022.

Non-IFRS Net Profit for the Period

Non-IFRS net profit was RMB21.1 million (US$2.9 million), compared to non-IFRS net loss of RMB0.2 million in the same period of 2022.

Net Profit per ADS and Non-IFRS Net Profit per ADS

Basic and diluted net profit per American Depositary Share (“ADS”) were both RMB0.25 (US$0.04) in the first half of 2023, compared to basic and diluted net profit per ADS of RMB(1.05) in the same period of 2022. Basic and diluted non-IFRS net profit per ADS were both RMB0.71 (US$0.10) in the first half of 2023, compared to basic and diluted non-IFRS net profit per ADS of RMB0.01 (US$0.01) in the same period of 2022. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2023, cash and cash equivalents were RMB3.0 million (US$0.4 million).

Recent Developments

Appointment of New CFO

Mr. Li Li, aged 41, joined the Company in October 2023 as Chief Financial Officer. Mr. Li has over 20 years of financial management and audit working experience. Mr. Li had worked as audit and risk advisory manager for several CPA firms for more than 10 years, such as Deloitte, EY and Grant Thornton. Since then, he served as Finance Director for Secoo and Yuanzhi Technology Group. Mr. Li received a bachelor’s degree in accounting from Zhongnan University of Shanghai for Science and Technology and a bachelor’s degree in economics from Wuhan University in 2003.

Closing of KOLO Purchase

On August 25, 2023, the Company completed the acquisition of a 49% equity stake in KOLO.Market for $3.185 million by issuing 3.185 million Class A ordinary shares at a price of $1.00 per share. Additionally, the Company retains the option to acquire the remaining 51% equity stake. KOLO.Market is a vertically integrated Web 3.0 platform specializing in classical music. As of August 25, 2023, the Company has a total outstanding of 33,251,723 shares, consisting of 24,970,625 Class A ordinary shares and 8,281,098 Class B ordinary shares.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms and classical music subscription services to over 800 universities, libraries, and other institutions across China. In addition, it has hosted the Beijing Music Festival (“BMF”), the most renowned classical music festival in China.

For more information about Kuke, please visit https://ir.kuke.com/ The Company routinely provides important updates on its website.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke does not undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently and should not be compared to the measure adopted by the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor and Media Contact:

Kuke Music Holding Limited

Email: ir@kuke.com